4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

September 1, 2015

VIA EDGAR CORRESPONDENCE

Ms. Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File No. 333-205721)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement on Form N-14 (the “Registration Statement”) filed under Rule 488 of the Securities Act of 1933, as amended, (Accession Number: 0001193125-15-255925) with the Securities and Exchange Commission (the “Commission”) on July 17, 2015, relating to the proposed reorganization (the “Reorganization”) of Transamerica Income Shares, Inc. (“TIS” or the “Target Fund”) into Transamerica Flexible Income, a series of the (the “Destination Fund”) (and together with the Target Fund, the “Funds”). The Staff’s comments were conveyed to the Registrant by phone on August 12, 2015.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

1.

Comment: In the Letter to Shareholders, the “Questions & Answers” section, and the “Information About the Proposed Reorganization” section, please disclose any factors the Board may have weighed against approving the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

2.

Comment: In the Letter to Shareholders, the “Questions & Answers” section, and the “Information About the Proposed Reorganization” section, please revise the disclosure relating to expenses associated with the Reorganization to note that any expenses borne by TIS will ultimately be borne by the shareholders of TIS.

Response: The Registrant has made changes consistent with the Staff’s comment.

3.	Comment: In the Letter to Shareholders, please provide plain English definitions of the terms “maximum drawdown” and “Sharpe Ratio.”

Response: The Registrant has made changes consistent with the Staff’s comment.

4.

Comment: In the “Questions and Answers” section, please confirm whether the slightly higher annualized returns of the Destination Fund considered by the Board were based on the Fund’s net asset value (“NAV”) or market value, and please provide the Board’s considerations of annualized returns based on both NAV and market value.

Response: The Registrant has made changes consistent with the Staff’s comment.

5.

Comment: In the “Questions & Answers” section, under the question discussing the differences between closed-end and open-end funds, please describe the potential increased investment flexibility provided by closed-end funds including the different limitations on leverage and illiquid investments.

Response: The Registrant has made changes consistent with the Staff’s comment.

6.

Comment: In the “Questions and Answers” section, the Staff notes that the disclosure describing the percentage of votes required to approve the Reorganization provides that each whole share of TIS is entitled to one vote and each fractional share is entitled to a proportionate fractional vote. Please confirm whether TIS issues fractional shares.

Response: The Registrant so confirms and therefore made no revisions to the disclosure.

7.	Comment: In the “Where to Get More Information” section, please confirm the website links are accurate.

Response: The Registrant has made changes consistent with the Staff’s comment.

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Comment: In the “Other Investment Practices and Strategies” section of the “Comparison of Investment Objectives and Principal Investment Strategies” chart, please consider combining columns containing identical disclosure into a single column/row.

Response: The Registrant has made changes consistent with the Staff’s comment.

9.

Comment: In the “Comparison of Principal Risks” section, please confirm that the principal investment risks of the Destination Fund and the Target Fund are identical. The Staff notes that the Target Fund is a closed-end fund and thus may be subject to additional risks.

Response: The Registrant agrees that the Target Fund is subject to certain additional risks by virtue of being a closed-end fund and has made changes to reflect those risks.

10.	Comment: In the “Comparison of Principal Risks” section, please confirm whether “Active Trading” risk is applicable to the Funds and remove the risk if it is not applicable.

Response: The Registrant so confirms.

11.

Comment: In the “Information About the Proposed Reorganization” section, please confirm whether there will be expenses associated with the disposition of portfolio securities that may result in significant brokerage expense to the combined Destination Fund. If so, please add corresponding disclosure noting that shareholders will ultimately bear the expense.

Response: The Registrant has made changes consistent with the Staff’s comment.

12.

Comment: Under the section “Board’s Considerations Relating to the Proposed Reorganization,” please confirm whether “Investment Performance” should be a sub-heading as opposed to a bullet-pointed item.

Response: The Registrant so confirms it should be a sub-heading and has made changes consistent with the Staff’s comment.

13.

Comment: Please confirm whether the Board considered potential limitations on the Destination Fund’s ability to use capital loss carryforwards of TIS. If so, please add applicable disclosure to the “Board’s Considerations Relating to the Proposed Reorganization” section.

Response: The Registrant so confirms and has made changes consistent with the Staff’s comment.

14.

Comment: In the “Additional Information about TIS and the Destination Fund” section, please remove the word “generally” as it is used in the following sentence: “To the extent that investments in commodities are considered illiquid, the current SEC staff position generally limits the fund’s purchases of illiquid securities to 15% of net assets.”

Response: The Registrant has made changes consistent with the Staff’s comment.

15.	Comment: The Staff notes that the Capitalization table is not complete. Please complete the Capitalization table and provide supplementally.

Response: The Registrant has completed that table and attached it as Exhibit A.

16.	Comment: In the Pro Forma Statement of Assets and Liabilities, please confirm whether the Class I NAV per share for the combined pro forma portfolio should be $9.45 as opposed to $9.44.

Response: The Registrant has made changes consistent with the Staff’s comment.

17.	Comment: In the Notes to the Pro Forma Financial Statements, please consider adding a reference to the unaudited financial statements of the Destination Fund for the period ended April 30, 2015.

Response: The Registrant has made changes consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler

Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

EXHIBIT A

Capitalization

The following table shows, as of July 31, 2015, the capitalization of each fund and the pro forma combined capitalization of the Destination Fund(a), giving effect to the proposed Reorganization as of that date:

	Transamerica Income Shares, Inc.	Transamerica Flexible Income	Adjustments		Combined Pro Forma Portfolio
Net assets by class:
Class I	$141,977,581	$54,189,619	$(150,000	)(b)	$196,017,200
Shares outstanding (unlimited shares, no par value):
Class I	6,318,771	5,799,221	8,882,255	(c)	21,000,247
Net asset value per share:
Class I	$22.47	$9.34	$(22.49	)(d)	$9.33

(a)	Other share classes of the Destination Fund are not shown in the table because they are not included in the proposed Reorganization.
(b)	To adjust the Pro Forma Fund for costs associated with the merger.
(c)	To adjust Shares Outstanding of the Pro Forma Fund based on combining the Fund at the Destination Fund’s net asset value.
(d)	To adjust Net Asset Value and Offering Price Per Share of the Pro Forma Fund based on combining the Target Fund at the Destination Fund’s net asset value.

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